U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

#1205 Tower B, Haidian Cultural and Arts Building

Jia 28 Zhongguancun St. Haidian District, Beijing 100086

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As a result of ongoing issues related to the change of management and change of reporting obligations, the Registrant advises shareholders that it was unable to file its annual report on Form 20-F when due on April 30, 2015. In addition, due to the complexity of issues related to the change of management and change of reporting obligations, the Registrant does not have a good-faith belief that it will be able to file the annual report on Form 20-F within the time period allowed after filing a Form 12b-25. As a result, the registrant will not be filing a form 12b-25 on May 1, 2015 and instead is making use of this report of foreign private issuer on Form 6-K to advise shareholders that such report will not be filed within the next 15 days.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-TECH HOLDING INC.

By:	/s/ Warren Zhao
Name: Warren Zhao Its: Chief Executive Officer

Dated: May 1, 2015